+
                                                                    NEWS RELEASE

[STANTEC LOGO]

FOR IMMEDIATE RELEASE

STANTEC STARTS 51ST YEAR IN BUSINESS WITH STRONG FIRST QUARTER EARNINGS

EDMONTON AB (May 6, 2004) TSX;STN

- Basic earnings per share were 14.8% higher at $0.31 versus $0.27 in the first quarter 2003. Gross revenue increased 8.2% to $117.3 million compared to $108.4 million. Net income increased 12.9% to $5.7 million from $5.0 million last year.

- Stantec announced its intent to acquire Rochester-based Sear-Brown in the first quarter and completed the acquisition in early April. Sear-Brown is the largest acquisition for Stantec in the Company's 50-year history, adding 10 offices and over 400 employees.

"I'm pleased to announce solid results for Stantec's first quarter of 2004, marking 41 straight quarters of profitability since the Company began trading publicly in 1994," says Tony Franceschini, Stantec President & CEO. "This quarter we further diversified our operations with the acquisition of Sear-Brown which opened a new operating region in the US Northeast and added a new practice area in the Bio/Pharmaceuticals sector."

Strategic acquisitions in 2003 bolstered Stantec's operations in the Buildings sector and project activity in the first quarter of 2004 reflects the Company's standing as a top-tier building design firm. Stantec's Architecture and Interior Design group became the first design firm in Canada to obtain ISO-14001 registration. ISO-14001 is the International Environmenta! Standard relating to sustainable design and office practices and this certification positions Stantec on the leading edge of the sustainability movement. The Company's Sacramento office is providing architecture, surveying, civil, mechanical, and electrical engineering services on a warehouse project for the Department of Defense located in Tracy, California. In Halifax, Nova Scotia, Stantec will be performing Project Management support for improvements at the Halifax international Airport while in Calgary, Alberta, the Company is working on the Master Plan for an expansion of the Rocky View General Hospital.

"Our results this quarter reflected our continuing commitment to execute our focused business strategy," adds Franceschini. "As we celebrate our first 50 years at our Annual Meeting today we are pleased to be embarking on our next 50 years with a strong performance in the first quarter/'

Stantec's Annual Meeting of Shareholders is being held today at 1:00 PM EOT (11 ;00 AM MDT) at Stantec's head office in Edmonton, Alberta, 10160 - 112 Street. The Q1 Conference Call, to be held today at 4:00 PM EOT (2:00 PM MDT), will be broadcast live and archived on Stantec's web site at STENFEC.COM in the INVESTOR RELATIONS section.

Stantec provides comprehensive professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics. The Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 4,000 employees operating out of 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

Corporate Contact                     Investor Contact
Tony Franceschini                     Don Wilson
President & CEO                       Vice President & CFO
Stantec                               Stantec
Tel: 780-917-7077                     Tel: 780-917-7269

                                                                     stantec.com

                                  - continued -

STANTEC INC.

 CONSOLIDATED BALANCE SHEETS
 (Columnar figures stated in thousands of Canadian dollars)

                                                     March 31    December 31
                                                       2004         2003
                                                    ----------   ----------
                                                    (unaudited)
ASSETS
CURRENT
Cash                                                $    8,144   $    7,343
Accounts receivable                                    104,279       87,101
Costs and estimated earnings in excess of billings      48,984       67,094
Income taxes recoverable                                 4,567        6,921
Prepaid expenses                                         2,481        3,246
Future income tax assets                                 6,908        5,924
                                                    ----------   ----------
                                                       175,363      177,629
Property and equipment                                  67,708       67,670
Investment in associated companies                       1,749        1,844
Investments - other                                      1,145        1,137
Goodwill                                                69,825       69,696
Intangible assets                                        4,983        5,112
Future income tax assets                                 2,619        3,487
                                                    ----------   ----------

                                                    $  323,392   $  326,575
                                                    ----------   ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                                   $   32,493   $   17,151
Accounts payable and accrued liabilities                52,397       70,255
Billings in excess of costs and estimated earnings      16,271       16,882
Current portion of long-term debt/nofe 4;               12,953       13,416
Future income tax liabilities                            9,815       10,802
                                                    ----------   ----------
                                                       123,929      128,506
Long-term debt [note 4]                                 25,347       31,159
Future income tax liabilities                            6,306        6,382
                                                    ----------   ----------
                                                       155,582      166,047
                                                    ----------   ----------

SHAREHOLDERS' EQUITY
Share capital [note 5]                                  85,053       84,281
Contributed surplus [note 5]                             2,019        1,842
Cumulative translation account                         (12,831)     (13,861)
Retained earnings                                       93,569       88,266
                                                    ----------   ----------
                                                       167,810      160,528
                                                    ----------   ----------
                                                    $  323,392   $  326,575
                                                    ----------   ----------

See accompanying notes

STANTEC INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(Columnar figures stated in thousands of Canadian dollars except per share amounts){Unaudited)

                                                                      For the quarter ended
                                                                             March31
                                                                        2004           2003
                                                                    ------------   ------------
                                                                                     restated
                                                                                     [note 2]
INCOME
GROSS REVENUE                                                       $    117,317   $    108,440
Less subconsultant and other direct expenses                              13,751         14,002
                                                                    ------------   ------------

NET REVENUE                                                              103,566         94,438
Direct payroll costs                                                      47,540         44,882
                                                                    ------------   ------------

GROSS MARGIN                                                              56,026         49,556
Administrative and marketing expenses                                     43,809         38,840
Depreciation of property and equipment                                     2,624          2,186
Amortization of intangible assets                                            137            254
Net interest expense                                                         674            611
Foreign exchange losses                                                       11            181
Share of income from associated companies                                   (125)          (436)
                                                                    ------------   ------------

INCOME BEFORE INCOME TAXES                                                 8,896          7,920
                                                                    ------------   ------------

INCOME TAXES
Current                                                                    4,420          1,890
Future                                                                    (1,182)         1,018
                                                                    ------------   ------------
                                                                           3,238          2,908
                                                                    ------------   ------------

NET INCOME FOR THE PERIOD                                           $      5,658   $      5,012
                                                                    ------------   ------------
RETAINED EARNINGS, BEGINNING OF THE PERIOD, AS PREVIOUSLY REPORTED  $     88,266   $     64,905
Prior period adjustment [note 2}                                               .           (665)
                                                                    ------------   ------------
RETAINED EARNINGS, BEGINNING OF THE PERIOD, AS RESTATED                   88,266         64,240
Net income for the period                                                  5,658          5,012
Shares repurchased [note 5;                                                 (355)          (257)
                                                                    ------------   ------------
RETAINED EARNINGS, END OF PERIOD                                    $     93,569   $     68,995
                                                                    ------------   ------------

Weighted average number of shares outstanding - basic                 18,373,983     18,305,053
                                                                    ------------   ------------
Weighted average number of shares outstanding - diluted               19,176,483     19,085,852
                                                                    ------------   ------------
Shares outstanding, end of period                                     18,464,818     18,339,784
                                                                    ------------   ------------

Earnings per share
  Basic [note 2]                                                    $       0.31   $       0.27
                                                                    ------------   ------------
  Diluted [note 2]                                                  $       0.30   $       0.26
                                                                    ------------   ------------

See accompanying notes

STANTEC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Columnar figures stated in thousands of Canadian dollars)(Unaudited)

                                                               For the quarter ended
                                                                      March 31
                                                                 2004        2003
                                                               ---------   ---------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients                                     $ 124,568   $ 108,599
Cash paid to suppliers                                           (43,866)    (31,508)
Cash paid to employees                                           (82,241)    (74,024)
Dividends from equity investments                                    200
Interest received                                                  1,747         931
Interest paid                                                     (2,360)     (1,569)
Income taxes paid                                                 (2,066)     (5,562)
                                                               ---------   ---------

CASH FLOWS USED IN OPERATING ACTIVITIES                           (4,018)     (3,133)
                                                               ---------   ---------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and bank
  indebtedness assumed [note 3]                                        -      (3,709)
Proceeds on disposition of investments                                 -          47
Purchase of property and equipment                                (4,750)     (6,384)
Proceeds from disposition of property and equipment                   33       1,324
CASH FLOWS USED IN INVESTING ACTIVITIES                           (4,717)     (8,722)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt                                       (6,275)     (8,626)
Repurchase of shares for cancellation [note S]                      (439)       (357)
Proceeds from issue of share capital [note 5}                        855         419
                                                               ---------   ---------

CASH FLOWS USED IN FINANCING ACTIVITIES                           (5,859)     (8,564)
                                                               ---------   ---------

FOREIGN EXCHANGE GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY         53        (458)
                                                               ---------   ---------

NET DECREASE IN CASH                                             (14,541)    (20,877)
Cash, beginning of the period                                     (9,808)     29,202
                                                               ---------   ---------

CASH, END OF THE PERIOD                                        $ (24,349)  $   8,325
                                                               ---------   ---------

CASH CONSISTS OF
Cash and cash equivalents                                      $   8,144   $   8,325
Bank indebtedness                                                (32,493)
                                                               ---------   ---------
                                                               $ (24,349)  $   8,325
                                                               =========   =========

See accompanying notes

STANTEC INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Columnar figures stated in thousands of Canadian dollars)(Unaudited)

1. GENERAL ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the annual December 31, 2003 consolidated financial statements. Because the disclosures included in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these financial statements should be read in conjunction with the December 31, 2003 annual consolidated financial statements. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such interim financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to seasonal and short-term variations as well as the timing of acquisitions, if any, during interim periods.

2. PRIOR PERIOD ADJUSTMENT

During 2003, the Company determined, with the assistance of an independent valuator, that intangible assets acquired in post June 30, 2001 acquisitions had not been properly identified and valued in the purchase allocation. As a result, a portion of the purchase price of these acquisitions was allocated to identifiable intangible assets (contract backlog, client relationships, technology, and non-com pete agreements). The adjustment was made retroactively and resulted in the following changes to previously reported financial information:

                                                                          Quarter ended
                                                                            March 31 ,
(in thousands of dollars, except earnings per share amounts)                  2003
------------------------------------------------------------              -------------
                                                                            Increase
                                                                           (decrease)
Amortization of intangible assets                                           $    254
Income before income taxes                                                      (254)
Income taxes                                                                     (96)
Net income for the period                                                       (158)
Retained earnings, beginning of the period                                      (665)
Goodwill acquired [note 3]                                                      (631)
Intangible assets acquired [note 3}                                              998
Future income tax liabilities acquired [note 3]                                  367
Earnings per share - basic                                                     (0.01)
Earnings per share - diluted                                                   (0.01)

3. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the time of initial reporting. In the case of some acquisitions, the additional consideration payable based on future performance parameters may be adjusted upward or downward. As at March 31, 2004, the maximum contingent consideration that may be payable in 2004 and future years is approximately $1,168,000. Such additional consideration is recorded as additional goodwill in the period in which confirmation of the consideration to be paid is known.

During the first quarter of 2004, the Company reduced the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), and the APAl Architecture Inc. (2003) acquisitions pursuant to price adjustment clauses in the purchase agreements.

During the first quarter of 2003, the Company acquired the shares and businesses of APAl Architecture Inc. and Mandalian Enterprises Limited for consideration consisting of cash and promissory notes. The Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited
(2002) acquisition and reduced the purchase price on the English Harper Reta Architects (2002) and Site Consultants, Inc. (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Details of the aggregate consideration given and the fair values of net assets acquired or adjusted in the first quarter of each year are as follows:

(in thousands of dollars)                        2004      2003
----------------------------------------------  -------   -------
Cash consideration                              $     -   $ 2,000
Promissory notes, due 2003 through 2007            (205)    3,614
                                                -------   -------
PURCHASE PRICE                                  $  (205)  $ 5,614
                                                =======   =======

Assets and liabilities acquired at fair values
          Bank indebtedness assumed             $     -   $(1,709)
          Non-cash working capital                   71     2,407
          Property and equipment                    745
          Goodwill [note 2]                        (276)    4,004
           Intangible assets [note 2;
            Client relationships                      -       598
            Contract backlog                          -       300
            Technology                                -       100
           Long-term debt                             -      (579)
           Future income taxes [note 27]              -      (252)
                                                -------   -------
NET ASSETS ACQUIRED                             $  (205)  $ 5,614
                                                =======   =======

All of the goodwill is non-deductible for income tax purposes.

4. LONG-TERM DEBT

                                           AS AT MARCH 31
(in thousands of dollars)                  2004     2003
----------------------------------------  -------  -------
Non-interest bearing note payable         $   105  $    96
Other non-interest bearing notes payable    9,669   21,913
Bank loan                                  17,860   23,888
Mortgages payable                          10,520   10,890
Other                                         146      363
                                          -------  -------

                                           38,300   57,150
Less current portion                       12,953   23,151
                                          -------  -------
                                          $25,347  $33,999
                                          =======  =======

All of the Company's assets are held as collateral under a general security agreement for the bank indebtedness and bank loan. The mortgages payable are supported by first mortgages against land and buildings.

Interest expense on long-term debt in the first quarter of 2004 interest was $495,000 (Q1 03 - $751,000).

5. SHARE CAPITAL

                                                           AS AT MARCH 31
                                        ----------------------------------------------------
Common shares issued and outstanding              2004                       2003
                                        -------------------------   ------------------------
(in thousands of doliars)               # of shares       $         # of shares        $
--------------------------------------  -----------   -----------   -----------  -----------
Balance, beginning of the period        18,327,284    $    84,281   18,282,720   $    83,973
Share options exercised for cash            155,434   $       855       78,164   $       419
Shares repurchased under normal course
 issuer bid                                 (17,900)  $       (83)     (21,100)  $       (97)
                                         ----------   -----------   ----------   -----------
Balance, end of the period               18,464,818   $    85,053   18,339,784   $    84,295
                                         ==========   ===========   ==========   ===========

During Q1 2004, 17,900 common shares (2003 - 21,100) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $439,000 (2003 - $357,000). Of this amount, $83,000 and $1,000 (2003 - $97,000 and $3,000) reduced the share capital and contributed surplus accounts respectively, with $355,000 (2003 - $257,000) being charged to retained earnings.

A share-based compensation expense of $267,000 (2003 - $148,000) was recognized in Q1 2004. The amount relating to the fair value of options granted ($178,000; 2003 - $148,000) was reflected through contributed surplus and the amount relating to deferred share unit compensation ($89,000; 2003 - nil) was reflected through accrued liabilities.

6. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer
(CEO) of the Company.

During 2003, the Company had seven operating segments of which five were aggregated into the Consulting Services reportable segment. The two remaining operating segments (Design Build and Technology), which were below the quantitative thresholds in the recommendations of the Canadian institute of Chartered Accountants, were disclosed in the Other reportable segment. In addition to the above-noted operating segments, corporate administration groups also report to the CEO and were included in the Other reportable segment.

The Design Build operating segment consisted of the operations of our 50% share of Lockerbie Stanley Inc. that, at December 31, 2003, was reflected as assets held for sale pending the finaiization of an agreement to sell our interest. The Company continues to have an agreement in principle to sell its 50% interest and, therefore, no activity related to this operating segment has been reflected in its financial statements in 2004.

Effective 2004, because of the pending sale of our Design Build operation and the Technology segment, which is not material, all operations of the Company are included in one reportable segment as consulting services.

                                        AS AT MARCH 31
                           ----------------------------------------
                              2004                  2003
                           ----------  ----------  ------  --------
                           CONSULTING  Consulting
(in thousands of dollars)   SERVICES    Services   Other     Total
-------------------------  ----------  ----------  ------  --------
Gross revenue              $  117,317  $  107,751     689  $108,440
Operating income           $    9,456  $    7,482     794  $  8,276
Segment assets             $  323,392  $  253,555  34,596  $288,151
                           ----------  ----------  ------  --------

7. SUBSEQUENT EVENTS

Subsequent to the quarter-end, the Company acquired the shares and business of The Sear-Brown Group, inc. for cash consideration of US$8,375,000.

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis, dated April 23, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as Management's Discussion and Analysis included in the 2003 Annual Report and the Report to Shareholders contained in the 2004 First Quarter Report. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. The Company cautions readers that, by their nature, forward-looking statements involve risk and uncertainties and that the Company's actual actions or results may differ materially.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. The Company may refer to and use the terms "net revenue" and "gross margin" throughout its analysis. Net revenue is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

OVERVIEW OF QUARTER 1, 2004

The Company continues to use the same accounting policies and methods as those used in 2003, We announced our first acquisition for the year 2004 effective April 2nd. The results of The Sear-Brown Group, Inc. acquisition will be included in the second quarter of 2004. KEY OPERATING RESULTS The Company's key quarterly results for the quarter ended March 31, 2004 are as follows;

 (in thousands of dollars, except per share amounts)
Gross revenue                            $   117,317
Net income                               $     5,658
EPS - basic                              $      0.31
EPS - diluted                            $      0.30

The following table summarizes the Company's key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-auarter basis:

                                          THREE MONTHS ENDED MARCH 31
                                        -------------------------------
                                        % OF NET REVENUE   % INCREASE
                                        ----------------  -------------
                                         2004      2003   2004 vs. 2003
                                        ------    ------  -------------
Gross revenue                           113.3%    114.8%       8.2%
Net revenue                             100.0%    100.0%       9.7%
Direct payroll costs                     45.9%     47.5%       5.9%
Gross margin                             54.1%     52.5%      13.1%
Administrative and marketing expenses    42.3%     41.1%      12.8%
Depreciation of property and equipment    2.5%      2.4%      20.0%
Amortization of intangible assets         0.1%      0.3%     (46.1%)
Net interest expense                      0.7%      0.6%      10.3%

Foreign exchange losses                                   0.0%  0.2%  (93.9%)
Share of income from associated companies                 0.1%  0.5%  (71.3%)
Income before income taxes                                8.6%  8.4%   12.3%
Income taxes                                              3.1%  3.1%   11.3%
Net income for the period                                 5.5%  5.3%   12.9%
Outstanding common shares ~ as at March 31 , 2004  18,464,818
Outstanding common shares ~ as at April 23, 2004   18,480,318

GROSS REVENUE

Gross revenue for Q1 04 increased $8.9 million to $117.3 million from $108.4 million. Approximately $4.7 million of this increase was from the growth in revenue from acquisitions completed in 2002 and 2003, and $9.7 million was from existing operations. The impact of changes in foreign exchange rates on revenues earned by foreign subsidiaries accounted for a decrease of $5.5 million.

GROSS MARGIN

Gross margin as a percentage of net revenue was 54.1% for Q1 04, compared to 52.5% for Q1 03. We expect our annual gross margin in 2004 to be in the range of 52 to 54% of net revenues. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue were 42,3% for the first three months of 2004, compared to 41.1 % for 2003 and to our annual expectation of between 39 and 41%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labour, which is influenced by the mix of projects in progress and being pursued during the quarter.

FINANCIAL CONDITION AND LIQUIDITY

During the first quarter of 2004, the net decrease in our cash was $14.5 million compared to a decrease of $20.9 million in the first quarter of 2003. The tower payments in the first quarter of 2004 for acquisitions and long-term debt repayments were offset by the additional funds used in operations. At year-end, as a result of the business information system implementation, we experienced a significant increase in our investment in costs and estimated earnings in excess of billings. During the first quarter of 2004, we were able to reduce our level of investment in this account (i.e. number of days' revenues) to 39 days compared to 52 days at December 31, 2003. This was accomplished by accelerating the pace of invoicing to clients, which in turn resulted in an increase in our investment in accounts receivable to 82 days from 67 days. We anticipate that the number of days invested in accounts receivable will decline as these accounts are collected. Our overall investment in these accounts continues to be significant, and as a result, we have extended the temporary increase in our revolving credit facility (from $20 million to $50 million) to the end of May 2004 (from February 28, 2004). We expect that our combined level of investment in these two accounts to reduce over the next quarter and improve our cash flow from operations.

                                     -end -